SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Zynga Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

98986T 10 8

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98986T 10 8	13G

1.	Names of Reporting Persons Cadir Lee
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,324,385 (1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,324,385 (1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,324,385 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐ 0
11.	Percent of Class Represented by Amount in Row 9 1.05% (3)(4)
12.	Type of Reporting Person (see instructions) IN

(1)	Consists of (i) 602,270 shares of Class A common stock held directly by the Reporting Person, (ii) 103,555 shares of Class B common stock held directly by the Reporting Person, (iii) 52 shares of Class B common stock issuable to the Reporting Person on settlement of restricted stock units, or ZSUs, vested within 60 days of December 31, 2012, and (iv) 5,618,508 shares of Class B common stock subject to options held by the Reporting Person that are exercisable within 60 days of December 31, 2012.
(2)	The Class B common stock is convertible at the holder’s option into the Issuer’s Class A common stock on a 1-for-1 basis. Class B common stock will convert automatically into Class A common stock on the date on which the number of outstanding shares of Class B common stock and Class C common stock together represent less than 10% of the aggregate combined voting power of the Issuer’s capital stock. The holders of Class B common stock are entitled to seven votes per share.
(3)	Based on 594,062,218 shares of Class A common stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, plus the number of shares of Class B common stock held by the Reporting Person or affiliates of the Reporting Person, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.
(4)	The 6,324,385 shares of total common stock held by the Reporting Person represent 0.81% of the Issuer’s outstanding common stock as of December 31, 2012, based on a total of 784,211,485 shares of common stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person.

Item 1(a).	Name of Issuer: Zynga Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 699 Eighth Street San Francisco, CA 94103

Item 2(a).	Name of Person Filing: Cadir Lee

Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Zynga Inc. 699 Eighth Street San Francisco, CA 94103

Item 2(c).	Citizenship: Cadir Lee USA

Item 2(d).	Title of Class of Securities: Class A Common Stock

Item 2(e).	CUSIP Number: 98986T 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Cadir Lee 6,324,385 (1)(2)

(b)	Percent of Class:

Cadir Lee 1.05% (3)(4)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Cadir Lee 6,324,385 (1)(2)

(ii) Shared power to vote or to direct the vote:

Not applicable

(iii) Sole power to dispose or to direct the disposition of:

Cadir Lee 6,324,385 (1)(2)

(iv) Shared power to dispose or to direct the disposition of:

Not applicable

(1) Consists of (i) 602,270 shares of Class A common stock held directly by the Reporting Person, (ii) 103,555 shares of Class B common stock held directly by the Reporting Person, (iii) 52 shares of Class B common stock issuable to the Reporting Person on settlement of restricted stock units, or ZSUs, vested within 60 days of December 31, 2012, and (iv) 5,618,508 shares of Class B common stock subject to options held by the Reporting Person that are exercisable within 60 days of December 31, 2012.

(2) The Class B common stock is convertible at the holder’s option into the Issuer’s Class A common stock on a 1-for-1 basis. Class B common stock will convert automatically into Class A common stock on the date on which the number of outstanding shares of Class B common stock and Class C common stock together represent less than 10% of the aggregate combined voting power of the Issuer’s capital stock. The holders of Class B common stock are entitled to seven votes per share.

(3) Based on 594,062,218 shares of Class A common stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, plus the number of shares of Class B common stock held by the Reporting Person or affiliates of the Reporting Person, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4) The 6,324,385 shares of Class B Common Stock held by the Reporting Person represent 0.81% of the Issuer’s outstanding Common Stock as of December 31, 2012, based on a total of 784,211,485 shares of common stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of a Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013

/s/ Cadir Lee
Cadir Lee

Attention:    Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)